# SEC Schedule 13G/A (Amendment No. 9) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: FIRST REAL ESTATE INVESTMENT TRUST OF NEW JERSEY, CIK 0000036840
CUSIP: 336142104
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 505 MAIN ST, HACKENSACK, New Jersey (NJ), 07601
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001174947-15-000134
Filed by CIK 0001387241

## Reporting persons
- Robert S. Hekemian, Jr.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 230,389; shared voting power 147,316; sole dispositive power 230,389; shared dispositive power 147,316; aggregate amount beneficially owned 413,401 (5.5% of the class)

## Item 1. Issuer
Name of issuer: FIRST REAL ESTATE INVESTMENT TRUST OF NEW JERSEY
Address of issuer's principal executive offices: 505 Main Street, Hackensack, NJ 07601

## Item 2. Person Filing
Name of person filing: Robert S. Hekemian, Jr.
Address of principal business office or, if none, residence: 505 Main Street, Hackensack, NJ 07601
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
413,401 Shares.

Based on 7,471,344 shares of Common Stock outstanding as of February 4, 2026.
Percent of class: 5.5
Sole power to vote or to direct the vote: 230,389
Shared power to vote or to direct the vote: 147,316
Sole power to dispose or to direct the disposition: 230,389
Shared power to dispose or to direct the disposition: 147,316

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Robert S. Hekemian, Jr.: /s/ Robert S. Hekemian, Jr., Robert S. Hekemian, Jr., Director (02/09/2026)